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                 June 6, 2022

       Richard Hawwa
       Chief Financial Officer
       Embark Technology, Inc.
       424 Townsend Street
       San Francisco, California 94107

                                                        Re: Embark Technology,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 1, 2022
                                                            File No. 333-265338

       Dear Mr. Hawwa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Olivia Bobes, Law Clerk, at (202) 551-7361 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Rachel Sheridan